January 29, 2021

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Tony Watson

Adam Phippen

Re:      Qurate Retail, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 26, 2020

File No. 001-33982

Dear Mr. Watson and Mr. Phippen,

Set forth below is a response to the comment contained in the Staff’s letter to Brian J. Wendling, Chief Accounting Officer and Principal Financial Officer of Qurate Retail, Inc. (“QRI”), dated January 27, 2021, regarding the QRI Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”).  For your convenience, our response below is preceded by the Staff’s comment.

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Form 10-K for the Fiscal Year Ended December 31, 2019

Consolidated Statements of Operations, page II-32

1.	Comment: We read your response to comment one. In future filings, if you exceed the new thresholds in Rule 1-02(w) of Regulation S-X then you should provide the information in Rule 4-08(g) of Regulation S-X or contact the Division of Corporation Finance Office of the Chief Accountant to discuss the possibility of a potential waiver.

Response:  We will continue to monitor the significance of our investments accounted for using the equity method under the new thresholds in Rule 1-02(w) of Regulation S-X.  Should we exceed the new thresholds, we will either contact the Division of Corporation Finance Office of the Chief Accountant to inquire about the possibility of a potential waiver or include the applicable disclosures.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (720) 875-5437.

Very truly yours,
/s/ Brian J. Wendling
Brian J. Wendling

cc:	Renee L. Wilm – Qurate Retail, Inc.

Barry D. Amman – KPMG LLP
Beverly B. Reyes – Baker Botts L.L.P.